December 5, 2008

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Attention:  Errol Sanderson

Financial Analyst

Re:	AEP Industries Inc. –
Form 10-K for the Fiscal Year Ended October 31, 2007
Definitive Proxy Filed February 27, 2008
Commission File No. 0-14550

Dear Mr. Sanderson:

We refer to the letter dated September 30, 2008 in which Ms. Pamela Long provided comments (the “Comment Letter”) on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007 filed on January 14, 2008 (the “Form 10-K”) and the Company’s Definitive Proxy filed on February 27, 2008 (the “Proxy”) and our response letter thereon dated October 20, 2008.  This letter responds to your additional comments discussed on the telephone on December 2, 2008 as indicated below in italics.

1.     Please clarify supplementally, with a view toward future disclosure, how the amount of bonus target as a percentage of base salary was first determined for the named executive officers.

Messrs. Barba and Feeney.  Messrs. Barba and Feeney first became participants in the Management Incentive Plan (“MIP”), the Company’s annual incentive cash bonus plan, for fiscal 2004.  On November 1, 2003, the Company’s Board of Directors approved bonus targets (as a percentage of base salary) for Messrs. Barba and Feeney of 70% and 65%, respectively, which corresponded to the bonus targets of the chief executive officer and chief financial officer of Borden Inc., a major shareholder of the Company that was entitled at such time to designate four of the ten directors of the Company’s Board.  On April 8, 2005, the Company’s Board of Directors increased the bonus target (as a percentage of base salary) for Mr. Barba to 80% following the Board’s determination that Mr. Barba’s responsibilities with the Company were greater than that of the chief executive officer of Borden, Inc.

Messrs. Powers, Cron and Vegliante.  In fiscal 2006, the Committee retained Mercer Human Resource Consulting (“Mercer”) to provide market information and analyses in connection with the Compensation Committee’s comprehensive review of the Company’s executive compensation program.  In connection with the fiscal 2006 executive compensation review, Mercer and the Committee developed a peer group consisting of manufacturing companies with comparable business models (plastic films industry or plastics generally) and 2004 revenues (approximately 50% to 200% of the Company’s revenues).  Mercer compiled proxy statement data for the peer group companies, while also providing the Committee with general compensation survey data for comparative purposes.  The proxy statement data utilized for the fiscal 2006 study was based upon compensation data included in proxy statements of peer group companies for their respective 2005 annual meeting of shareholders and therefore generally reflected 2004 compensation data.

The Committee primarily relied upon the peer group data to establish the target annual compensation, as well as certain elements of compensation, for each named executive officer.  For comparative purposes, Mercer matched AEP’s top five executive officers to the top five executive officers of the peer group companies ranked according to total cash compensation (base salary plus target incentive compensation), so as to avoid the difficulty of trying to identify benchmark jobs that are functionally comparable without sufficient information.  The Mercer peer group study noted that executive officers in the second through fifth ranking had bonus targets (as a percentage of base salary) ranging from 40% to 60%.  The Committee determined that Messrs. Powers, Cron and Vegliante bonus target would be increased to 50% to fall within the median of the peer group range.  The Committee believed it was appropriate for all three executive officers to have the same bonus target because they all had comparable responsibilities and authority in their areas of expertise.

The Company will clarify the foregoing in future filings.

2.     Please explain supplementally, with a view toward future disclosure, what the EBITDA target was for the performance unit awards and what the adjusted EBITDA target was for the Company’s Management Incentive Plan (the “MIP”).

Performance Units.  In fiscal 2007, the performance units were subject to forfeiture based upon the achievement of EBITDA, defined as net income before interest expense, income taxes, depreciation and amortization, compared to budgeted EBITDA (the “EBITDA target”).  If the Company’s actual EBITDA was equal to or exceeded the EBITDA target, no performance units would be forfeited.  In fiscal 2007, the Company’s actual EBITDA (approximately $76.2 million) was over 100% of the EBITDA target (approximately $73.1 million) and therefore no such performance units were forfeited.

MIP.  In fiscal 2007, the bonuses under the MIP were subject to the achievement of Adjusted EBITDA compared to the MIP Earnings Target.  Adjusted EBITDA is defined as net income before discontinued operations less non-core business operating income, interest expense, income taxes, depreciation and amortization, non-operating income (expense) and share-based compensation expense.  The MIP Earnings Target is based upon budgeted Adjusted EBITDA, as well as various other subjective factors intended to properly motivate participants for the achievement of specific strategic or financial goals.  The threshold amount of 50% of the target bonus was based upon achievement of 80% of the MIP Earnings Target, the target amount of 100% of the target bonus was based upon achievement of 100% of the MIP Earnings Target, and the maximum amount of 200% of the target bonus was based upon the achievement of 120% or more of the MIP Earnings Target, with a linear increase in the target bonus between such threshold, target and maximum amounts.

The actual performance goal for each participant is dependent upon job classification, with the intent to capture that portion of the Company’s business the performance of which a participant can directly influence.  The bonuses of Messrs. Barba and Feeney were subject to the satisfaction of the performance goal of the Company as a whole, while the bonuses of Messrs. Powers, Cron and Vegliante were subject to the performance goal of the Company’s North American operations.  In fiscal 2007, Messrs. Barba and Feeney had an MIP Earnings Target of approximately $87.2 million, while the actual Adjusted EBITDA was  approximately 103% of such MIP Earnings Target.  Messrs. Powers, Cron and Vegliante had an MIP Earnings Target of approximately $82.2 million, while the actual Adjusted EBITDA was approximately 99% of such MIP Earnings Target.

The Company will clarify the specific performance measures for the performance unit awards and MIP with respect to completed fiscal years in future filings.

Acknowledgement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2378 should you have any questions.

Sincerely,
/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President - Controller

cc:	Pamela Long
Securities and Exchange Commission

Michael Ben
Honigman Miller Schwartz and Cohn LLP